Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute any invitation to subscribe for any securities in Hong Kong, the United States or elsewhere, nor shall it (or any part of it) or the fact of its distribution, form the basis of, or be relied on in connection with, any contract or invitation to subscribe for securities, and is provided for information only. The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession the information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the laws of any such jurisdictions. Securities referred to in this announcement have not been issued, registered in accordance with any securities laws and regulations or allowed to be offered to public or to circulate in Hong Kong, the United States, or elsewhere. No representation is made that any such securities will be issued or so registered or allowed to be offered to the public or circulated in Hong Kong, the United States or elsewhere. Securities may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), or an exemption from registration under the Securities Act. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer and that will contain detailed information about the issuer and its management, as well as financial statements.

GRAPHEX GROUP LIMITED

烯 石 電 動 汽 車 新 材 料 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6128)

CLOSING OF THE

OFFERING OF AMERICAN DEPOSITARY SHARES

Reference is made to the announcements of the Company dated 17 December 2019, 6 August 2020, 5 August 2021, 7 March 2022, 12 August 2022 and 17 August 2022 (the “Announcements”) in relation to the Offering. Capitalized terms used herein shall have the same meanings as those defined in the Announcements unless otherwise stated.

The Company is pleased to announce that the Closing in respect of the subscription of the Firm ADSs under the Offering took place on 19 August 2022 (United States eastern time). The Underwriter had procured not less than six Subscribers to subscribe for an aggregate of 4,695,653 ADSs (representing 93,913,060 Underlying Shares based on the Representation Ratio), representing 14.78% of the issued Ordinary Shares immediately following the Closing, at the Offer Price of US$2.50 per ADS (equivalent to approximately HK$0.9798 per Underlying Share based on the Representation Ratio).

To the best of the Directors’ knowledge, information and belief, having made all reasonable enquiries, each of the Subscribers and their respective ultimate beneficial owner(s) are (i) independent of the Company (and the Group), its connected person(s) and their respective associate(s), and (ii) independent of and not parties acting in concert with any persons, other Subscribers or Shareholders to the effect that any subscription of the ADSs by such Subscriber shall not trigger any mandatory offer obligation under Rule 26.1 of the Takeovers Code.

USE OF PROCEEDS

The gross proceeds in respect of the subscription of the Firm ADSs under the Offering are approximately US$11.7 million (equivalent to approximately HK$91.7 million). The net proceeds in respect of the subscription of the Firm ADSs under the Offering are approximately US$9.4 million (equivalent to approximately HK$73.7 million) after deduction of the Underwriting Fee and the estimated expenses in relation to the Offering.

The Company plans to use the aforesaid net proceeds as to (i) approximately US$3.3 million (equivalent to approximately HK$25.9 million) of the net proceeds for improvement and expansion of production facility(ies) for the Group’s Graphene Products Business; (ii) approximately US$3 million (equivalent to approximately HK$23.5 million) of the net proceeds for repayment of short-term indebtedness; and (iii) approximately US$3.1 million (equivalent to approximately HK$24.3 million) of the net proceeds for working capital and general corporate purposes.

OVER-ALLOTMENT OPTION

The Company also granted the Underwriter the Over-allotment Option, exercisable within 45 days after the Effective Date, to purchase up to 704,347 additional ADSs (representing 14,086,940 Underlying Shares with total nominal value of HK$140,869.40 in aggregate) from the Company to cover over-allotments, if any.

The Company will make further announcement(s) in relation to the exercise of the Over-allotment Option (if any) as and when appropriate to keep the Shareholders and potential investors of the Company informed.

CHANGES TO THE SHAREHOLDING

Set out below is the shareholding structure of the Company immediately before and following the Closing in respect of the subscription of the Firm ADSs under the Offering:

	Immediately before the Closing in respect of the subscription of the Firm ADSs under the Offering				Immediately following the Closing in respect of the subscription of the Firm ADSs under the Offering
Name of Shareholder	Number of Ordinary Shares	%	Number of Preference Shares	%	Number of Ordinary Shares	%	Number of Preference Shares	%
Mr. Chan Yick Yan Andross (Note 1)	97,920,887	18.09	—	—	97,920,887	15.41	—	—
PBLA Limited	75,123,669	13.88	—	—	75,123,669	11.82	—	—
Mr. Lau Hing Tat Patrick (Note 2)	55,215,444	10.20	—	—	55,215,444	8.69	—	—
Tycoon Partner Holdings Limited	—	—	323,657,534	100	—	—	323,657,534	100
The Subscribers	—	—	—	—	93,913,060 (Note 3)	14.78	—	—
Other public Shareholders	313,126,150	57.83	—	—	313,126,150	49.30	—	—
	541,386,150	100	323,657,534	100	635,299,210	100	323,657,534	100

Notes:

1.	Mr. Chan Yick Yan Andross, an executive Director and the chief executive officer of the Company, holds 4,204,000 Ordinary Shares by himself and 93,716,887 Ordinary Shares through CYY Holdings Limited, a company wholly owned by him.

2.	Mr. Lau Hing Tat, Patrick, the chairman and an executive Director of the Company, holds 7,232,000 Ordinary Shares by himself, 46,003,444 Ordinary Shares through LSBJ Holdings Limited, a company wholly owned by him and is interested in 1,980,000 Ordinary Shares held by his spouse.

3.	Being the Underlying Shares in respect of the Firm ADSs.

Unless otherwise specified, translations of US$ into HK$ in this announcement are based on the rates of US$1:HK$7.8385. No representation is made that any amounts in US$ and HK$ can be or could have been converted at the relevant dates at the above rates or any other rates at all.

By Order of the Board Graphex Group Limited Lau Hing Tat Patrick Chairman

Hong Kong, 22 August 2022

As at the date of this announcement, the executive Directors are Mr. Lau Hing Tat Patrick, Mr. Chan Yick Yan Andross and Mr. Qiu Bin; the non-executive Director is Mr. Ma Lida; and the independent non-executive Directors are Ms. Tam Ip Fong Sin, Mr. Wang Yuncai, Mr. Liu Kwong Sang, Mr. Tang Zhaodong and Mr. Chan Anthony Kaikwong.

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